Exhibit (a)(1)(G)
Form of Reminder E-mail — Dates may change if expiration date of Offer is extended
     The Aruba Networks, Inc. Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 9:00 p.m., Pacific Time, on March 17, 2009, unless we extend the Offer.
     According to our records, you have not yet submitted an Election Form for your Eligible Options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on the Offer website at http://optx/. If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received via facsimile or by hand delivery by 9:00 p.m., Pacific Time, on March 17, 2009 by:
Jeannette Bjoernsen
Aruba Networks, Inc.
1344 Crossman Avenue
Sunnyvale, California 94089
Fax: (408) 541-1361
     The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Jeannette Bjoernsen by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Jeannette Bjoernsen, our Stock Plan Manager, at:
Aruba Networks, Inc.
1344 Crossman Avenue
Sunnyvale, California 94089
Tel: (408) 227-4500
Fax: (408) 227-4550
E-mail: jbjoernsen@arubanetworks.com
     This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. You may access these documents on the Offer website at http://optx/ or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.